PROXY RESULTS (Unaudited)

Cohen & Steers Quality Income Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted For	Authority Withheld
To elect Directors:
George Grossman			97,096,736.485		2,194,354.750
Robert H. Steers		97,116,870.837		2,174,220.398
C. Edward Ward Jr.		97,225,223.584		2,065,867.651